Exhibit 99.1

Ryde Provides Update Regarding Shareholder Petition in Cayman Islands and Securities Class Action

SINGAPORE, September 18, 2026 – Ryde Group Ltd (NYSE American: RYDE) (the “Company”) today provides the following update regarding a proceeding in the Grand Court of the Cayman Islands and a class action filed against the Company in the United States District Court for the Southern District of New York.

1. A shareholder has presented a petition in respect of the Company in the Grand Court of the Cayman Islands concerning certain corporate governance and share issuance matters. The principal relief sought is an order requiring the purchase of the shareholder’s remaining shares at fair value, with the winding up of the Company sought in the alternative.

The proceedings remain at an early stage and no findings have been made by the Court on the substantive allegations. No official or provisional liquidator has been appointed, the directors remain in control of the Company, and the proceedings have not affected the Company’s operations or its ability to conduct business in the ordinary course.

2. Separately, a putative securities class action has been filed against the Company in the United States District Court for the Southern District of New York on behalf of purchasers of the Company’s securities between March 6, 2024 and September 11, 2024, with a lead plaintiff deadline of November 9, 2026. The Company intends to engage litigation counsel and actively defend the action.

The Company does not presently believe that the Cayman Islands proceedings are material to the Company and will reassess this position, and make such further disclosure as may be appropriate, if circumstances materially change.

This update is being provided voluntarily in advance of the Company’s extraordinary general meeting on September 29, 2026 so that shareholders have current information regarding these matters.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com